VIA EDGAR

July 8, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Gessert

Re:	The Toronto-Dominion Bank
Registration Statement on Form F-3
File No. 333-239012
Filed June 8, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), The Toronto-Dominion Bank (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be declared effective at 4:30 p.m. (EST) on July 10, 2020, or as soon as practicable thereafter. Because the Registration Statement is filed as a shelf registration statement under Rule 415 under the Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been submitted herewith.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Ray Shirazi via telephone at (212) 504-6376 or via e-mail at ray.shirazi@cwt.com and Michael Yu via telephone at (212) 504-6779 or via e-mail at michael.yu@cwt.com.

Very truly yours,

The Toronto-Dominion Bank

By:	/s/ Norie Campbell
Name: Norie Campbell
Title: Group Head and General Counsel